SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                   _ _ _ _ _ _ _ _ _ _ _ _

                          FORM 6-K

              REPORT of Foreign Private Issuer
           Pursuant to Rule 13a-16 or 15d-16 of the
               Securities Exchange Act of 1934

For the month of: March 2003

                        Filtronic plc
     (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West
Yorkshire BD18 3TT, UK
          (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934

Yes _ _ _             No _ X _


SIGNATURE

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: March 11, 2003     By:     /s/ Fiona Pick
                                 _ _ _ _ _ _ _ _ _
                         Name:   Fiona Pick
                         Title:  Solicitor and
                                 Assistant Company
                                 Secretary

                        SCHEDULE 10

         NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtronic plc

2. Name of shareholder having a major interest

Prudential plc and certain of its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached schedule

5. Number of shares / amount of stock acquired

104,878

6. Percentage of issued class

0.1411%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares

10. Date of transaction

10 March 2003

11. Date company informed

11 March 2003

12. Total holding following this notification

10,570,615

13. Total percentage holding of issued class following this notification

14.22%

14. Any additional information



15. Name of contact and telephone number for queries

Fiona Pick, tel. 01274 231166

16. Name and signature of authorised company official responsible for making this notification

Fiona Pick

Date of notification

11 March 2003


                      Filtronic plc
         Schedule to Schedule 10 - 11 March 2003


Registered holder                 Shares held

Chase Noms Ltd                         70,000
Clydesdale Bk Noms Ltd MGA            577,860
Clydesdale Bk Noms Ltd MGG          2,123,856
Clydesdale Bk Noms Ltd MGIN           240,000
Clydesdale Bk Noms Ltd MGT              7,400
Clydesdale Bk Noms Ltd MGZ            124,839
Dexia Bank Intl                       158,906
Nortrust Noms Ltd                       2,000
Pruclt HSBC GIS Nom(UK) PAC AC      7,040,987
Pruclt HSBC GIS Nom(UK) PPL AC        132,425
PSIT2 US High Tech Fund                92,345



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